Consolidated Edison, Inc.

Exhibit 12.1

Ratio of Earnings to Fixed Charges

(Millions of Dollars)

	For the Nine Months Ended September 30, 2004	For the Twelve Months Ended December 31, 2003	For the Nine Months Ended September 30, 2003
Earnings
Net Income for Common Stock	$487	$528	$478
Preferred Stock Dividend	8	11	8
Cumulative Effect of Changes in Accounting Principles	—	(3)	—
(Income) or Loss from Equity Investees	2	—	—
Minority Interest Loss	—	2	2
Income Tax	311	315	306

Pre-Tax Income from Continuing Operations	$808	$853	$794
Add: Fixed Charges*	373	491	360
Add: Distributed Income of Equity Investees	—	—	—
Subtract: Interest Capitalized	—	5	7
Subtract: Preferred Stock Dividend Requirement	13	17	13

Earnings	$1,168	$1,322	$1,134

* Fixed Charges
Interest on Long-term Debt	$309	$388	$290
Amortization of Debt Discount, Premium and Expense	11	13	10
Interest Capitalized	—	5	7
Other Interest	24	45	25
Interest Component of Rentals	16	22	15
Preferred Stock Dividend Requirement	13	18	13

Fixed Charges	$373	$491	$360

Ratio of Earnings to Fixed Charges	3.1	2.7	3.2